FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2008 (Report No. 1)
Commission File Number: 0-29742

 Retalix Ltd.
 (Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  X             Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes____        No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The GAAP financial statements attached to the press release attached to this report as Exhibit 99.1 are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-09840; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-12146; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238; (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874; and (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-118930, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

99.1	Press Release: Retalix Announces Third Quarter 2008 Results, dated November 17, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETALIX LTD.

Date: November 26, 2008	By: /s/ Motti Gadish
Motti Gadish
Director of Communications
and Investor Relations

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release: Retalix Announces Third Quarter 2008 Results, dated November 17, 2008